Exhibit 99.1

PRESS RELEASE

CENTOGENE Appoints Patrice P. Denèfle as Chief Scientific Officer to Lead Its Data-Driven Approach to Reinvent Rare Disease Drug Discovery and Development

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, July 27, 2021 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced the appointment of Dr. Patrice P. Denèfle as Chief Scientific Officer (CSO). Dr. Denèfle will join CENTOGENE on August 16, 2021, succeeding Phil Lambert, who has decided to leave the Company.

Dr. Denèfle is a seasoned executive and scientific pioneer with over 35 years of experience at pharmaceutical and biotechnology companies in Europe and the U.S. – spearheading translational R&D to deliver breakthrough treatments to patients. Within his role at CENTOGENE, he will be responsible for overseeing scientific activities to deliver on the Company’s vision and strategy, while driving value creation.

Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE, said, “We are truly excited to be bringing Patrice on board. The science of rare diseases is very complex and diverse. Understanding and treating these diseases requires immense expertise across human genetics, functional genomics, multiomic data integration, translational R&D, and molecular pharmacology. Patrice is one of the few people in the industry who has successfully applied unique data-driven approaches to drug discovery and development. With his deep scientific expertise and credentials, as well as his proven industry track record, Patrice will be an outstanding scientific leader for CENTOGENE. He is joining us at an exciting time, as we are now entering our next growth phase with the mission to enable the cure of 100 rare diseases in 10 years. I would also like to acknowledge the work of our outgoing CSO, Phil Lambert, and thank him personally for his significant contributions.”

“I am a true scientist at heart, and have seen over and over again the power of science to transform medicine and save lives,” added Dr. Denèfle. “I am impressed by CENTOGENE’s 15 years of scientific innovation and the aggressive growth of its key assets. The Company’s patient-centric Bio/Databank is uniquely positioned to foster orphan drug development, and I am beyond excited to be joining the team to now harness its potential to reinvent drug discovery and development.”

Prior to joining CENTOGENE, Dr. Denèfle served as Chief Scientific Officer at 4P-Pharma, where he led the R&D drug repositioning strategy and operations towards potential full clinical demonstration and asset-value transfer to large pharma companies. Over the past three decades, he has held several leadership positions, including as the General Manager of the Roche Institute for Research and Translational Medicine, as well as other senior roles at Sanofi Aventis and Ipsen. Throughout this time, he has played a key role in translating science into solutions – helping secure over 300 partnerships and collaborations and initiating countless clinical programs in many disease areas. Dr. Denèfle also served as CSO at Genethon, a biotech company dedicated to the development of gene therapy treatments for rare diseases. Within these roles, he was always at the forefront of driving biomarker discovery and personalized medicine.

He received his Ph.D. in Molecular Biology and Biotechnology from the Pasteur Institute, Paris, completed his HDR (Habilitation) in Molecular Pharmacology at the University of Lille, graduated as Adjunct University Professor, and taught Biotechnology for 10 years at the University Paris-Descartes. He was also trained as a CEDEP fellow at INSEAD and has co-authored more than 150 scientific papers and patents.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting
Robert Stanislaro

robert.stanislaro@fticonsulting.com

Rachel Kleiman

Rachel.kleiman@fticonsulting.com